Mail Stop 3561

July 21, 2006

<u>By U.S. Mail</u>

Robert B. Catell
Chairman and Chief Executive Officer
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

      Re: KeySpan Corporation
               Form 10-K for the year ended December 31, 2005
               Filed February 28, 2006
               File No. 1-14161

Dear Mr. Catell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Jim Allegretto
                Senior Assistant Chief Accountant